March 2021 Dow Jones U.S. Select Dividend Index Supplement to the Underlier Supplement, the Prospectus Supplement and the Prospectus, each as may be amended from time to time, that form a part of Registration Statement No. 333-253421

Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-253421
GS Finance Corp. Medium-Term Notes, Series F | Warrants, Series G guaranteed by The Goldman Sachs Group, Inc.

Dow Jones U.S. Select Dividend Index

Overview

This section constitutes only a brief overview of the Dow Jones U.S. Select Dividend Index . The index is described in more detail under “The Underliers — Dow Jones U.S. Select Dividend Index ” in the underlier supplement referred to in “About This Index Supplement” below.

The Dow Jones U.S. Select Dividend Index (current Bloomberg symbol: “DJDVP Index”), which we also refer to in this index supplement as the “index,” measures the stock performance of 100 high dividend-paying stocks trading in the U.S.

The index has a base date of December 31, 1991, with a base value of 100.00, as adjusted, and is calculated, maintained and published by S&P Dow Jones Indices LLC.

We have derived all information contained in this index supplement regarding the index from publicly available information. Additional information about the index is available on the following websites: us.spindices.com/indices/strategy/dow-jones-us-select-dividend-index and spdji.com. We are not incorporating by reference the websites or any material they include in this index supplement.

Quick Facts		Historical Performance
Sponsor	S&P Dow Jones Indices LLC

The graph below shows the daily historical closing levels of the index from January 4, 2016 through March 12, 2021. As a result, the below graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification. You should not take the historical levels of the index as an indication of its future performance.

Calculation Agent	S&P Dow Jones Indices LLC
Index Currency	USD
Reuters Ticker	.DJDVP
Bloomberg Ticker	DJDVP
Rebalancing	Annually
Index Members	Variable
Annualized Return and Annualized Volatility
Geographical Coverage	US

The following table provides the annualized return and annualized volatility of the index for each applicable period ended March 12, 2021. Annualized return represents the average rate of return per annum, calculated as the geometric average of the percentage change of the index during the applicable time period. Annualized volatility is a measure of the historical variability of returns, and is calculated as the square root of 252 multiplied by the sample standard deviation of the daily logarithmic returns of the index during the applicable time period. You should not take any annualized return or annualized volatility information regarding the index as an indication of its future performance.

Type	Price Return
Launch Date	November 3, 2003
			Annualized Return	Annualized Volatility
		1 Year	55.65%	35.67%
History Available Since	December 31, 1991	3 Years	5.55%	24.98%
		5 Years	7.28%	20.32%
		Since January 4, 2016	8.52%	20.17%

Your investment in securities linked to the index involves certain risks. See “Selected Risk Factors” on page S-3 to read about investment risks relating to such securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this index supplement, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying underlier supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

March 2021 Dow Jones U.S. Select Dividend Index Supplement dated March 23, 2021.

March 2021 Dow Jones U.S. Select Dividend Index Supplement Dated March 23, 2021

Comparative Performance Data

Index Performance Compared to its Parent Index and a Select Broad-Based Stock Index

For comparative purposes, the graph below shows the performance, from January 4, 2016 through March 12, 2021, of the Dow Jones U.S. Select Dividend Index (in black), the Dow Jones U.S. Index (in gray) and a broad-based equity index, the S&P 500® Index (in blue). The Dow Jones U.S. Index is a float-adjusted market capitalization index that aims to provide 95% market capitalization coverage of U.S.-traded stocks. The S&P 500® Index seeks to track a representative sample of 500 companies in leading industries of the U.S. economy.

For comparative purposes, each of the Dow Jones U.S. Select Dividend Index, the Dow Jones U.S. Index and the S&P 500® Index have been adjusted to have a closing level of 100.00 on January 4, 2016 by dividing the applicable closing level on each day by that index’s closing level on January 4, 2016 and multiplying the quotient by 100.00.

The daily historical closing levels of the indices used to create this graph were obtained from Bloomberg Financial Services, without independent verification. You should not take this graph or the historical closing levels of the indices used to create this graph as an indication of the future performance of any index, including the Dow Jones U.S. Select Dividend Index, or the correlation (if any) between the level of the Dow Jones U.S. Select Dividend Index and the levels of the Dow Jones U.S. Index or the S&P 500® Index.

Comparative Performance of the Dow Jones U.S. Select Dividend Index (DJDVP), the Dow Jones U.S. Index (DJUS) and a Broad-Based Stock Index (SPX)

Index Annualized Return Compared to its Parent Index and a Select Broad-Based Stock Index

The following table provides a comparison of the annualized returns of the Dow Jones U.S. Select Dividend Index, the Dow Jones U.S. Index and the S&P 500® Index for the applicable period ended March 12, 2021. Annualized return represents the average rate of return per annum, calculated as the geometric average of the percentage change of the applicable index during the applicable time period. You should not take the annualized returns of the indices as an indication of the future performance of any index, including the Dow Jones U.S. Select Dividend Index.

Comparison of Annualized Returns of the Dow Jones U.S. Select Dividend Index, the Dow Jones U.S. Index and a Broad-Based Stock Index

	1 Year	3 Years	5 Years	Since January 4, 2016
S&P 500® Index	58.96%	12.32%	14.29%	13.85%
Dow Jones U.S. Index	63.44%	12.80%	14.69%	14.16%
Dow Jones U.S. Select Dividend Index	55.65%	5.55%	7.28%	8.52%

March 2021 Dow Jones U.S. Select Dividend Index Supplement Dated March 23, 2021

Top Ten Constituent Stocks and Sector Weightings

Dow Jones U.S. Select Dividend Index Top Ten Constituent Stocks by Weight as of March 12, 2021

Stock	Percentage (%)
ViacomCBS Inc. - Class B	4.07%
Wells Fargo & Company	2.31%
Altria Group, Inc.	2.23%
Prudential Financial, Inc.	2.22%
LyondellBasell Industries N.V. - Class A	2.17%
Marathon Petroleum Corporation	2.16%
Fifth Third Bancorp	2.16%
Exxon Mobil Corporation	2.08%
The International Paper Company	1.93%
Regions Financial Corporation	1.86%

Dow Jones U.S. Select Dividend Index Weighting by Sector as of March 12, 2021

Sectorǂ	Percentage (%)*
Consumer Services	6.31%
Consumer Goods	9.58%
Oil & Gas	9.41%
Financials	28.93%
Health Care	1.80%
Industrials	10.67%
Technology	8.17%
Basic Materials	3.84%
Telecommunications	2.58%
Utilities	18.72%

ǂ Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

* Information provided by the index sponsor.  Percentages may not sum to 100% due to rounding.

March 2021 Dow Jones U.S. Select Dividend Index Supplement Dated March 23, 2021

Selected Risk Factors

An investment in securities linked to the index is subject to the risks described below as well as the risks and considerations described in the accompanying underlier supplement no. 18, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying prospectus supplement and the accompanying prospectus. The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 18.

•

The Estimated Value of Your Securities At the Time the Terms of Your Securities Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Securities

•	Your Securities Are Subject to the Credit Risk of GS Finance Corp., as Issuer, and the Credit Risk of The Goldman Sachs Group, Inc., as Guarantor
•	The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors
•	If the Value of an Underlier Changes, the Market Value of Your Securities May Not Change in the Same Manner
•	The Return on Your Securities Will Not Reflect Any Dividends Paid on an Underlier, or Any Underlier Stock, as Applicable
•	You Have No Shareholder Rights or Rights to Receive Any Shares of an Underlier or Any Underlier Stock, as Applicable
•	Past Performance is No Guide to Future Performance
•

The Policies of an Underlier Sponsor, and Changes that Affect an Underlier to Which Your Securities are Linked, or the Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

•

Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between the Underlier Stock Issuers or Any Underlier Sponsor and Us

•

Although the Dow Jones U.S. Select Dividend Index Is Designed To Measure the Stock Performance of 100 High Dividend-Paying Stocks Trading in the U.S., the Return on Your Securities Will Not Reflect Any Dividends Paid on the Underlier Stocks

March 2021 Dow Jones U.S. Select Dividend Index Supplement Dated March 23, 2021

About This Index Supplement

GS Finance Corp. may use this index supplement in the initial sale of the securities. In addition, Goldman Sachs & Co. LLC (GS&Co.), or any other affiliate of GS Finance Corp., may use this index supplement in a market-making transaction in a security after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this index supplement is being used in a market-making transaction.

This index supplement constitutes a supplement to the documents listed below and therefore should be read in conjunction with such documents:

•Underlier supplement no. 18 dated March 22, 2021

•Applicable prospectus supplement:

oFor notes: prospectus supplement dated March 22, 2021

oFor warrants: prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this index supplement, the accompanying underlier supplement no. 18, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This index supplement addendum is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this index supplement addendum, the accompanying index supplement no. 18, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.